EXHIBIT 99.4

Chunghwa Telecom accumulated EPS NT$5.13 for November 2015, exceeding 2015 full-year guidance, and 2013 and 2014 full-year results

 Date of events: 2015/12/10

Contents:

1.	Date of occurrence of the event: 2015/12/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom consolidated revenue for November 2015 was NT$20.76 billion, a 6.2% increase year-over-year. Operating income was NT$3.95 billion and pretax income was NT$4.01 billion. Net income attributable to stockholders of the parent company was NT$3.26 billion and EPS was NT$0.42, growing by 15.4% year-over-year. Accumulated till the end of November, total revenue was NT$210.69 billion, a 2.5% increase year-over-year. Operating income and pretax income were NT$46.83 billion and NT$48.22 billion, respectively. Net income attributable to stockholders of the parent company was NT$39.82 billion. Accumulated EPS was NT$5.13, growing by 9.6% year-over-year and exceeding both 2013 and 2014 full-year results. Additionally, accumulated pretax income and EPS have already exceeded the full year guidance of 2015. In November, mobile communications business revenue increased year-over-year, mainly attributed to the mobile value-added service revenue increase driven by the growth of 4G and mobile internet subscriber base. Smart devices sales revenue increased year-over-year driven by the launch of iPhone 6s. Broadband access revenue and HiNet ISP revenue also increased year-over-year, respectively. Additionally, ICT project revenue continued to increase. Operating costs and expenses in November increased year-over-year mainly attributable to the increase in cost of goods sold which offset the decrease of interconnection expense.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.